Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, December 12, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 5 to December 9, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05/12/2022	505,117	59.047480	29,825,885.96	XPAR
05/12/2022	187,091	59.025990	11,043,231.50	CEUX
05/12/2022	35,000	59.011090	2,065,388.15	TQEX
05/12/2022	35,000	59.013350	2,065,467.25	AQEU
06/12/2022	583,116	57.487130	33,521,665.30	XPAR
06/12/2022	150,000	57.404940	8,610,741.00	CEUX
06/12/2022	25,000	57.342160	1,433,554.00	TQEX
06/12/2022	25,000	57.360720	1,434,018.00	AQEU
07/12/2022	540,973	56.921470	30,792,978.39	XPAR
07/12/2022	180,000	56.838820	10,230,987.60	CEUX
07/12/2022	35,000	56.801630	1,988,057.05	TQEX
07/12/2022	35,000	56.798890	1,987,961.15	AQEU
08/12/2022	485,685	57.314350	27,836,720.08	XPAR
08/12/2022	200,000	57.224320	11,444,864.00	CEUX
08/12/2022	50,000	57.182020	2,859,101.00	TQEX
08/12/2022	50,000	57.185670	2,859,283.50	AQEU
09/12/2022	539,715	56.168250	30,314,847.05	XPAR
09/12/2022	180,000	56.045290	10,088,152.20	CEUX
09/12/2022	41,000	56.060020	2,298,460.82	TQEX
09/12/2022	41,000	56.061740	2,298,531.34	AQEU
Total	3,923,697	57.343851	224,999,895.33

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com